UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

HYPERDYNAMICS CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	001-32490	87-0400335
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation or		Identification Number)
organization)

12012 Wickchester Lane, #475

Houston, Texas 77079

(Address of principal executive offices, including zip code)

(713) 353-9400

(Issuer’s telephone number, including area code)

Approximate Date of Mailing:  November 28, 2017

HYPERDYNAMICS CORPORATION
12012 Wickchester Lane, Suite 475
Houston, Texas 77079

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-l THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF HYPERDYNAMICS CORPORATION

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being mailed on or about November 28, 2017, to the holders of record, as of the close of business on November 22, 2017, of shares of common stock, par value $0,001 of Hyperdynamics Corporation, a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with a proposed change of control and the proposed appointment of new members to the Company’s Board of Directors constituting a majority of the directors in office, which is expected to take place within 10 days after the date this statement is filed with the Securities and Exchange Commission and mailed to stockholders of record as of the date set forth above, in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-l promulgated thereunder. This Information Statement is provided to you for information purposes only.  We are not soliciting proxies in connection with the matters described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

Effective November 2, 2017, the Company entered into a Stock Purchase Agreement (the “Agreement’) with CLNG Limited (Hong Kong) (“CLNG”), pursuant to which, among other things, the Company agreed to sell to CLNG or its affiliate (collectively, the “Buyer”) and the Buyer agreed to purchase from the Company, a total of 40,000,000 shares of the Company’s common stock (the “Purchased Shares”) at a price of $0.15 per share, for a total purchase price of $6,000,000.  The purchase and sale of the Purchased Shares will take place at a closing (the “Closing”) to be held on or before December 1, 2017 (unless such date is extended by agreement of the Company and CLNG) subject to (i) the completion of satisfactory due diligence by each party of the other, (ii) waiver by holders of our Series A Convertible Preferred Stock of their right of first refusal, (iii) negotiation of reductions in our outstanding current liabilities satisfactory to the Buyer, and (iv) satisfaction of other customary closing conditions.  At Closing, the Buyer would own approximately 53% of our outstanding common stock.

CLNG is a private investment company involved in global energy and mineral projects. CLNG has represented to us that it intends to borrow the funds to be used to acquire the Purchased Shares and is in discussion with several potential investors regarding such financing, but no definitive terms have been agreed.

There can be no assurance that our due diligence of the Buyer will be acceptable to us, that the Buyer’s due diligence of us will be acceptable to the Buyer, that we will successfully negotiate reductions in our outstanding current liabilities satisfactory to CLNG, that the holders of our series A Convertible Preferred Stock will waive their rights of first refusal, or, even if these conditions are satisfied, that the stock purchase agreement will close.

For a discussion of certain risks associated with the proposed sale of shares to CLNG or its affiliate, you should read the information contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed with the SEC, under the captions Item 1, “Business—Stock Purchase Agreement with CLNG “ and Item 1A, “Risk Factors—We have entered into an agreement to raise $6,000,000 through the sale of 40,000,000 shares of our common stock, but there can be no assurance that this financing will be completed,” “—If the stock purchase agreement with CLNG closes, you will experience immediate and substantial dilution of your ownership interest, and our stock price could be negatively impacted,” and “—If the stock purchase agreement with CLNG closes, CLNG or its affiliate will own a majority of our outstanding voting stock and will have effective control of the Company and could preclude other stockholders from influencing significant corporate decisions.

Changes in Control

Subject to Closing and 10 days from the date this statement is filed with the Securities and Exchange Commission and mailed to stockholders of record, the Company will (i) increase the size of the Board of Directors from six (6) board members to seven (7), (ii) the following directors will resign from the Company’s Board  of  Directors (the “Resigning Directors”) and (iii) the Resigning Directors will be replaced by the following persons (the “Proposed Directors”):

Name of Resigning Director

Gary Elliston

William Strange

Fred Zeidman

Name of Proposed Director

Manfred Shiu

Johan Wang

Markos Armanious

Dr. David Ho

The increase in the size of the Board from 6 to 7 directors of the Company, the resignation of the Resigning Directors, and the appointment of the Proposed Directors will not be affected until after Closing of the Agreement.

Directors and Executive Officers

The following table sets forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Current Executive Officers and Directors

Name	Age	Position

Ray Leonard	64	Director and Chief Executive Officer
Ian Norbury	66	Director and Non-Executive Chairman
Patricia Moller	73	Director
Gary Elliston	64	Director
William O. Strange	74	Director
Fred Zeidman	71	Director
Jason Davis	45	Interim Chief Financial Officer

Name	Age	Position

Ray Leonard	64	Director and Chief Executive Officer
Ian Norbury	66	Director
Patricia Moller	73	Director
Manfred Shiu	48	Director
Yiling Yang	45	Director
Markos Armanious	62	Director and Non-Executive Chairman
Dr. David Ho	65	Director
Jason Davis	45	Interim Chief Financial Officer

Each of the directors will serve until the next annual meeting of shareholders of the Company and until his successor is elected and qualified or until his earlier death, resignation, or removal.

The following is information concerning the backgrounds following Closing of the Agreement of each of the Executive Officers, Directors, and Proposed Directors who will become directors 10 days after the filing of this notice with the Securities and Exchange Commission:

Proposed Directors

Markos Armanious. Mr. Armanious is a professional Geologist and businessman with over 30 years’ experience in the exploration and development of conventional and unconventional oil and gas fields both in North America and worldwide. His expertise is applied to the assessment of producing acquisition opportunities, and to the maximization of their value.

Currently, Mr. Armanious is the 50% owner of Tycanol Holdings LLC, a private Company as well as Chairman of CLNG (Hong Kong) Ltd.

Mr. Armanious spent several years as the Director and General Manager of GNPC-AGM Operating Company Limited, Ghana. A privately held company in a joint venture company between Minexco Petroleum and the Ghana National Petroleum Corporation. Prior to that assignment, Mr. Armanious was the Chief Operating Officer of Minexco Petroleum Ltd., Gibraltar, an Exploration company with assets in Ghana and Sierra Leone

Mr. Armanious holds a B.Sc. Geology from the University of Calgary and a B.Sc. (Adv.) Physiology from the University of Saskatchewan.

Yiling Yang. Mr Yang is currently the Vice President of the China Office of Panamerican Union Oil and Gas  in Beijing, China.  Previously, Mr. Yang held executive positions at the Panamerican Union Oil and Gas Group and Beijing Korking Hi-Tec Company PLC, in Beijing.

Mr. Yang received a degree from Beijing International Studies University.

Dr. David Ho.  Dr. Ho is a medical doctor and HIV/AIDS researcher and is currently the scientific director and chief executive officer of the Aaron Diamond AIDS Research Center and is the Irene Diamond Professor at Rockefeller in New York City. Dr. Ho is also an administrator to the Bill and Melinda Gates Foundation.

Dr. Ho received his bachelor of science in physics with highest honors from the California Institute of Technology and MD from the Harvard-MIT Division of Health Sciences and Technology.

Dr. Ho is a leading figure in the fight against HIV and is internationally recognized as one of the leaders in this field. Dr. Ho published over 400 papers enabling the scientific community to understand the mechanism of HIV replication and his team is working on developing vaccines for AIDS. He heads a consortium of organizations in China and the U.S. to address the crisis of HIV/AIDS in China.

Manfred Shiu. Manfred Shiu holds a Bachelor Degree in Accountancy and he is a fellow member of the Association of Chartered Certified Accountants. Mr. Shiu has more than 20 years’ intensive exposure in corporate finance, mergers & acquisitions, investments, Initial Public Offerings (“IPO”) as well as fund raising in various ventures and projects related to Chinese state owned enterprises (“SOE”) and public listed companies in Hong Kong, the Peoples Republic of China, Malaysia, Singapore,  and Indonesia.

Mr. Shiu is the founder of Euto Capital Partners Limited (“Euto”), a boutique advisory firm focus in providing corporate finance, merger and acquisition and pre-IPO advisory for the China, Hong Kong and South East Asia market. Prior to establishing Euto, Mr. Shiu was the responsible officer of Upbest Securities Company Limited and Upbest Assets Management Limited, both companies are wholly owned subsidiaries of Upbest Group Limited, a Company listed on the Hong Kong Stock Exchange.

Current Directors

Ray Leonard

Ray Leonard was appointed to the Board of Directors and as CEO and President in July 2009. Mr. Leonard served as the Vice President of Eurasia & Exploration for Kuwait Energy Company from December 2006 to June 2009. From January 2005 to November 2006, Mr. Leonard served as the Senior Vice President of International Exploration and Production of MOL Plc. Mr. Leonard also served as Vice President of Exploration & New Ventures for YUKOS, Russia’s second largest oil company, based in Moscow, Russia, from February 2001 to December 2004. Prior to joining YUKOS, Leonard held the title of Vice President of Exploration with First International Oil from July 1998 to January 2001. Previously, Mr. Leonard spent 19 years with Amoco, where he began his career as a geologist and was later promoted to Vice President of Resource Acquisitions. During his tenure at Amoco, he held a three-year assignment as Division Geologist in West Africa. Mr. Leonard holds a Master of Arts in Geology from the University of Texas-Austin and a Bachelor of Science in Geosciences from the University of Arizona.

In addition to the professional and educational background and experience described above, the following experience, qualifications, attributes and/or skills led the Board of Directors to conclude that Mr. Leonard should serve as a director:

Leadership Experience—Mr. Leonard has held numerous roles in key executive management positions during the course of his career, including Vice President of Exploration for YUKOS and First International Oil, and Senior Vice President of Exploration and Production for MOL.

Industry Experience—Mr. Leonard has worked in the Oil & Gas industry his entire career in various Exploration and Production companies and has also been a featured speaker at numerous international forums on world oil reserves and future industry trends.

Ian Norbury

Ian Norbury joined the Board of Directors in January 2013. Mr. Norbury was appointed Chairman of the Board in April 2015. Mr. Norbury is a Director of Westwood Global Energy Group, formerly Energy Software Information and Analytics Limited, a UK firm, which is the holding company for Hannon Westwood. Prior to joining Hannon Westwood in 2003, Mr. Norbury held various positions with Amerada Hess International since 1985, most recently as Executive Manager, Exploration with responsibility for worldwide exploration performance, including West Africa. He previously held senior geologist positions with Conoco and Amoco. Mr. Norbury earned his B.Sc. in Geology and Geography at the University of London.

In addition to the professional and educational background and experience described above, the following experience, qualifications, attributes and/or skills led the Board of Directors to conclude that Mr. Norbury should serve as a director:

Leadership Experience—Mr. Norbury has held various key executive positions such as executive manager of exploration at Amerada Hess International and has held the position of CEO with Hannon Westwood.

Industry Experience—Mr. Norbury has worked in the Oil & Gas industry his entire career in various Exploration and Production companies and consultancy firms.

Patricia N. Moller

Patricia N. Moller was appointed to the Board of Directors in November 2015. Ms. Moller served as the United States Ambassador to the Republic of Guinea from 2009 to 2012 and to the Republic of Burundi from March 2006 until 2009. From April 1987 to March 2006, she served in various capacities in the U.S. Department of State, including as a Foreign Service Officer and management officer. Ms. Moller retired from the Department of State in 2012, and subsequently served as Charge d’Affaires to both the Kingdom of Morocco and to Romania in 2013. Ms. Moller received several awards in honor of her service within the U.S. government, including the Robert C. Frasure Award (2011), the Presidential Meritorious Service Award (2009) and the Leamon Hunt Award (1999), among others. She received a Bachelor of Arts degree from the University of Tampa in 1974.

In addition to the professional and educational background and experience described above, the following experience, qualifications, attributes and/or skills led the Board of Directors to conclude that Ms. Moller should serve as a director:

Leadership Experience—Ms. Moller has held several high-level positions within the U.S. government, including as Ambassador to the Republic of Guinea.

William O. Strange

William O. Strange was appointed to the Board of Directors in November 2010. Mr. Strange was an audit partner with Deloitte & Touche LLP prior to his retirement in May 2005. He joined the international accounting firm in 1964 and became a partner in 1976. During his 41 years with Deloitte & Touche LLP, he specialized in audits of SEC registrants for a variety of publicly traded energy clients in the areas of exploration and production, petrochemicals, pipelines, and oil services. Since 2005, he has been engaged in independent financial and accounting consulting services. Mr. Strange is a graduate of the University of Oklahoma and lives in Houston. He is on the Audit Committee of the Presbytery of the New Covenant, the governing body for Presbyterian Churches in the Gulf Coast area. He has served as the President of the Petroleum Club of Houston and as a member of the Major Cases Committee of the Texas State Board of Public Accountancy. In January 2014, he was elected Treasurer of Habitat for Humanity Northwest Harris County, and was additionally elected to its Board of Directors in January 2015.

In addition to the professional and educational background and experience described above, the following experience, qualifications, attributes and/or skills led the Board of Directors to conclude that Mr. Strange should serve as a director:

Leadership Experience—Mr. Strange worked over 41 years for Deloitte & Touche LLP, including 29 years as an audit partner. While at Deloitte & Touche LLP, most of his clients were in the energy industry, including many exploration and production companies, and he spent the vast majority of his time working on clients that reported to the SEC. He has also lived overseas and understands foreign operations.

Financial Experience—In addition to his over 41 years at Deloitte & Touche LLP, Mr. Strange was considered a Senior Technical Partner at Deloitte & Touche LLP. He has extensive knowledge of energy industry economics and business methods. He has worked with more than 20 audit committees of public company clients and has a deep understanding of the best practices of audit committees.

Fred S. Zeidman

Fred S. Zeidman was appointed to our Board of Directors in December 2009. Mr. Zeidman has been the Chairman of Gordian Group LLC, a U.S. investment bank specializing in complex and distressed financial advisory work, since January 2015. In March 2008, Mr. Zeidman was appointed Interim President of Nova Biosource Fuels, Inc. (“Nova”), a publicly traded biodiesel technology company, and served in that position until the company’s acquisition in November 2009 and has served as a Nova director since June 2007. From August 2009 through November 2009, Mr. Zeidman was appointed Chief Restructuring Officer for Transmeridian

Exploration, Inc. and served in that position until its sale in November 2009. Mr. Zeidman has been Bankruptcy Trustee of AremisSoft Corp since 2004.

Mr. Zeidman currently serves as Chairman Emeritus of the University of Texas Health Science System Houston, he serves as interim Chief Financial Officer of the Texas Heart Institute, and is a director of Lucas Energy Inc., Straight Path Communications Inc. and Petro River Oil. Mr. Zeidman served as Chairman of the United States Holocaust Memorial Council from March 2002 through September 2010. Mr. Zeidman served on the board of Compact Power, Inc., an energy storage systems company from November 2007 to November 2009. Mr. Zeidman has served on the board of Prosperity Bank for 30 years. He also served as CEO, President and Chairman of the Board of Seitel Inc., an oil field services company, from June 2002 until its sale in February 2007. Mr. Zeidman served as a Managing Director of the law firm Greenberg Traurig, LLP from July 2003 to December 2008.

In addition to the professional and educational background and experience described above, the following experience, qualifications, attributes and/or skills led the Board of Directors to conclude that Mr. Zeidman should serve as a director:

Leadership Experience—Mr. Zeidman has served in numerous roles of executive and directorship responsibility, including serving on the board of Prosperity Bank for 30 years and acting as Chairman of the United States Holocaust Memorial Council.

Financial Experience—Mr. Zeidman has a Master’s in Business Administration degree and was the Chief Restructuring Officer for Transmeridian Exploration.

Gary D. Elliston

Gary D. Elliston was appointed to our Board of Directors in November 2015. Mr. Elliston has been the senior founding partner of DeHay & Elliston, L.L.P., a registered limited liability legal partnership, since August 1992, and specializes in litigation. He is licensed to practice before the United States Supreme Court, Texas Supreme Court, U.S. District Courts for the Northern, Southern, Western and Eastern Districts of Texas, and the U.S. Court of Appeals Fifth Circuit. He is also licensed in New York, West Virginia, Illinois and Oklahoma. He graduated cum laude from Howard Payne University in 1975 and cum laude from Southern Methodist University Law School in 1978. In 2007, he received an Honorary Doctorate of Humanities from Howard Payne University.

In addition to the professional and educational background and experience described above, the following experience, qualifications, attributes and/or skills led the Board of Directors to conclude that Mr. Elliston should serve as a director:

Leadership Experience—Mr. Elliston is the senior founding partner of DeHay & Elliston, L.L.P. In addition, he has previously served on the Board of Trustees for Howard Payne University, a private university located in Brownwood, Texas, and the Board of Regents for Baylor University, a private university located in Waco, Texas.

Executive Officers

Ray Leonard

Ray Leonard, 64, President and Chief Executive Officer is also a director of the Company. Mr. Leonard has been the Company’s Chief Executive Officer and President since December 2009. Information about his professional background is discussed in the section above regarding the Board of Directors.

Jason D. Davis

Jason D. Davis, 45, rejoined the Company as Interim Chief Financial Officer and Corporate Secretary on June 6, 2017. Mr. Davis first joined the Company in June 2009 as the Company’s Chief Financial Officer and subsequently held the position of Vice President of Finance and Treasurer from August 2010 to December 2014. Mr. Davis is a licensed certified public accountant and has served in various financial positions for several companies, including as the Chief Financial Officer of CASA Exploration from May 2015 to May 2017, the

Controller at Particle Drilling Technologies, Inc. from June 2006 to June 2009, the Manager of SEC Reporting at Texas Genco, LLC from August 2005 to June 2006, and Assistant Controller at Isolagen, Inc. from March 2004 to August 2005. Mr. Davis also served as the interim Chief Financial Officer for Particle Drilling Technologies, Inc. from January 2009 to June 2009. Mr. Davis began his career with Deloitte & Touche LLP, where he worked from 1997 until 2003. He received his BBA in Accountancy and Taxation from the University of Houston in 1997.

Shareholder Communications

Stockholders and others who wish to communicate with the Board or any particular Director, including the Independent Director presiding over executive session meetings of Independent Directors, or with any executive officer of the Company, may do so by writing to our Corporate Secretary, Jason D. Davis, 12012 Wickchester Lane, Suite 475, Houston, Texas 77079.

All such correspondence is reviewed by the Secretary’s office, which logs the material for tracking purposes. The Board has asked the Secretary’s office to forward to the appropriate Director(s) all correspondence, except for personal grievances, items unrelated to the functions of the Board, business solicitations, advertisements and materials that are profane.

Board Meetings During Fiscal Year 2017

The Board of Directors held fifteen meetings during the fiscal year ended June 30, 2017.

Board Committees

Committee Assignments

The table below reflects the composition of the committees of the Board.

Name of Director	Audit Committee	Compensation, Nominating, and Corporate Governance Committee	Government Relations Committee
Patricia N. Moller			Chair
Raymond C. Leonard			Member
Ian Norbury*	Member
William O. Strange	Chair	Member
Fred S. Zeidman	Member	Chair	Member
Gary D. Elliston		Member

*Chairman of the Board.

The Audit Committee of the Company reviews the adequacy of systems and procedures for preparing the financial statements and the suitability of internal financial controls. The Audit Committee also reviews and approves the scope and performance of the Company’s independent registered public accounting firm. Messrs. Norbury, Strange, and Zeidman are the members of the Audit Committee and our board of directors has determined that all three are considered an audit committee financial expert as defined 407(d)(5)(ii) of Regulation S-K. All committee members are independent directors.

The Audit Committee has a written charter, which the Audit Committee reviews periodically to assess its adequacy. On September 9, 2015, the Audit Committee adopted a revised Audit Committee charter, which is available at the Company’s website at www.hyperdynamics.com. During the year ended June 30, 2017, the Audit Committee met six times.

The Compensation, Nominating, and Corporate Governance Committee reviews the performance of the Company’s executive personnel and develops and makes recommendations to the Board of Directors with respect to executive compensation policies. The Compensation, Nominating, and Corporate Governance Committee is empowered by the Board of Directors to establish and administer the executive compensation programs of the Company. The details of the processes and procedures for the consideration and determination of executive and director compensation are described in the section entitled “Executive Compensation—Compensation Discussion and Analysis.” The objectives of the Compensation, Nominating, and Corporate Governance Committee are to attract and retain key individuals who are important to the continued success of Hyperdynamics and to provide strong financial incentives, at reasonable cost to stockholders, for senior management to enhance the value of the stockholders’ investment.

The members of the Compensation, Nominating, and Corporate Governance Committee are Messrs. Elliston, Strange, and Zeidman. Mr. Zeidman is the Chair of the Compensation, Nominating, and Corporate Governance Committee. All committee members are independent. During the year ended June 30, 2017, the Compensation, Nominating, and Corporate Governance Committee met one time. The Compensation, Nominating, and Corporate Governance Committee adopted a written charter on September 9, 2015, which is available at the Company’s website at www.hyperdynamics.com.

Though neither the Board of Directors nor the Compensation, Nominating, and Corporate Governance Committee has a formal policy concerning diversity, the Board of Directors values diversity on the Board and believes diversity should be considered in the director identification and nominating process.

The members of our Government Relations Committee are Messrs. Leonard and Zeidman and Ms. Moller. Mr. Zeidman and Ms. Moller are independent. Ms. Moller is the Chair of the Government Relations Committee. During the year ended June 30, 2017, the Governmental Relations Committee met four times. The Government Relations Committee does not have a charter.

Director Independence

Our common stock is traded on the OTCQX and is not listed on a national securities exchange. Nevertheless, we use SEC Rule 10A-3 and the rules of The Nasdaq Stock Market in determining whether a director is independent in the capacity of director and in the capacity as a member of a board committee. In determining director independence, we have not relied on any exemptions from any rule’s definition concerning director independence.

We currently have six directors, five of whom are deemed independent directors. The Board of Directors has determined that the following directors qualify as independent: Ian Norbury, Chairman of the Board; Patricia N. Moller; William O. Strange; Fred S. Zeidman; and Gary D. Elliston (collectively, the “Independent Directors”).

Director Nominees

Our stockholders may propose director nominees for consideration by the Company’s Compensation, Nominating, and Corporate Governance Committee by submitting to our Secretary at 12012 Wickchester Lane, Suite 475, Houston, Texas 77079, a completed and signed questionnaire with respect to the background and qualification of such nominee and a representation and agreement (in the form provided by the Secretary of the Company upon written request) in accordance with Article I, Section 10 of our Amended and Restated Bylaws. Our Compensation, Nominating, and Corporate Governance Committee will consider consistent with the committee’s charter and our Corporate Governance Guidelines all director nominees properly submitted by our stockholders in accordance with our Amended and Restated Bylaws. Stockholders who wish to nominate candidates for election to our Board of Directors at our Annual Meeting of Stockholders must follow the procedures outlined in “Stockholder Proposals” set forth below and our Amended and Restated Bylaws.

Executive Sessions of Independent Directors

Our Independent Directors meet in regularly scheduled executive sessions without management present. Ian Norbury, the Chairman of our Board of Directors, is the presiding Independent Director at these executive sessions.

Board Leadership Structure and Risk Oversight

Board of Directors Leadership Structure.    Our Board of Directors has no fixed policy with respect to the separation of the offices of Chairman of the Board of Directors and Chief Executive Officer. Our Board retains the discretion to make this determination on a case-by-case basis from time to time as it deems to be in the best interests of the Company and our stockholders at any given time. The Board currently believes that separating the positions of Chief Executive Officer and Chairman is the best structure to fit the Company’s needs. This structure ensures a greater role for the Independent Directors in the oversight of the Company and active participation of the Independent Directors in setting agendas and establishing priorities and procedures for the work of the Board. As described above, the Audit Committee and the Compensation, Nominating, and Corporate Governance Committee are comprised entirely of Independent Directors. The Board also believes that this structure is preferred by a significant number of the Company’s stockholders.

Board of Directors Risk Oversight.    The Board’s role in the Company’s risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives these reports from the appropriate “risk owner” within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the Chairman of the relevant committee reports on the discussion to the full Board during the next Board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 1301: Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board. The Audit Committee has received the written disclosures and the letter from the independent accountants required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant’s independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017, for filing with the SEC.

Members of the Audit Committee:

/s/ WILLIAM O. STRANGE

/s/ IAN NORBURY

/s/ FRED S. ZEIDMAN

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, and written representations from certain reporting persons, we believe that during fiscal year ended June 30, 2017, all such persons filed on a timely basis all reports required by Section 16(a) of the Exchange Act, except as follows:

		Number of transactions	Failure to File
Name	Number of Late Reports	not Reported on a Timely Basis	a Required Form
Raymond C. Leonard	2	2	None
Ian Norbury	None	None	None
Patricia Moller	None	None	None
William O. Strange	None	None	None
Fred S. Zeidman	None	None	None
Gary D. Elliston	None	None	None
Jason D. Davis	3	3	None
Sergey Alekseev	3	3	3
Pacific Drilling Operations Limited	None	None	None

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and our directors and officers. We will provide without charge a copy of our Code of Business Conduct and Ethics upon request. Such request should be directed in writing to our Corporate Secretary, Jason Davis, Hyperdynamics Corporation, 12012 Wickchester Lane, Suite 475 Houston, TX 77079, voice: (713) 353-9400, fax: (713) 353-9421. Our Code of Business Conduct and Ethics is available on our website at www.hyperdynamics.com.

Executive Compensation.

Compensation Discussion and Analysis

Our compensation discussion and analysis for the fiscal year ended June 30, 2017, discusses the compensation for our Principal Executive Officer (“PEO”), who is our President and Chief Executive Officer, Ray Leonard; as well as disclosure for Jason Davis and Sergey Alekseev, as well as David W. Wesson and Paolo G. Amoruso, who, pursuant to Item 402 of Regulation S-K, would have been deemed to be named executive officers except that they were not serving as officers at the end of the Company’s fiscal year ended June 30, 2017 (individually, each a “Named Executive Officer” or “NEO,” and collectively, our “Named Executive Officers” or “NEOs”). Both Messrs. Wesson and Amoruso provided services to the Company as independent consultants pursuant to Consulting Agreements entered into on June 30, 2016 through September 30, 2016, having resigned their employment positions in advance of the expiration of their employment agreements. The Company engaged Mr. Amoruso through his law firm beginning on October 1, 2016 to provide services as requested by the Company from time to time.

The Company’s 10-K for the fiscal year that ended on June 30, 2016 included disclosures for David W. Wesson and Paolo G. Amoruso, who, pursuant to Item 402 of Regulation S-K, would have been deemed to be named executive officers except that they were not serving as officers at the end of the Company’s prior fiscal year.

These officers are also reflected in the Summary Compensation Table below and discussed further in the accompanying narrative thereto. In this compensation discussion and analysis, the terms “we” and “our” refer to Hyperdynamics Corporation, and not the Compensation, Nominating, or Corporate Governance Committee.

Compensation Overview, Objectives, and Elements

We are a small, early-stage company in the oil and gas exploration industry and our operations in the last several years have focused on oil and gas exploration in our Concession offshore the coast of the Republic of Guinea in West Africa, identifying additional prospects that may contain oil or gas and identifying other oil & gas companies to farm-out participating interests in the Concession. We have accomplished this with a small team of management individuals with significant industry experience. We have designed our compensation program to attract and retain these highly experienced individuals, who have competing opportunities at more established companies, as well as to motivate and reward these individuals for the successful execution of our business plan.

The Compensation, Nominating and Corporate Governance Committee of the Board of Directors reviews the performance of our executives and develops and makes recommendations to the Board of Directors with respect to executive compensation policies. The Compensation, Nominating and Corporate Governance Committee is empowered by the Board of Directors to establish and administer our executive compensation programs. The members of the Compensation, Nominating and Corporate Governance Committee are Messrs. Elliston, Strange, and Zeidman. Mr. Zeidman is the Chair of the Compensation, Nominating and Corporate Governance Committee. All committee members are independent.

Because of the uniqueness of our business and operations, the Compensation, Nominating and Corporate Governance Committee has concluded that we do not have a single group of peer or comparison companies for purposes of traditional benchmarking and percentile targeting and, as such, the Compensation, Nominating and Corporate Governance Committee does not use traditional benchmarking or percentile targeting against a stated peer group in setting compensation. Rather than looking to a single peer or comparison group of companies, our compensation practice concerning our executives is to review compensation on a position-by-position basis and determine the particular skill set required to be successful at the Company for the particular position in question. The skill set necessarily varies among positions but may include: executive management experience at oil and gas enterprises; offshore experience and technical expertise; international experience; experience growing and maturing a company; relevant financial and commercial experience; and relevant compliance and legal experience. As a result, the Compensation, Nominating and Corporate Governance Committee’s determinations in setting compensation are often qualitative and subjective, depending on the executive’s position.

The details of the processes and procedures for the consideration and determination of executive compensation are described below.

What are the objectives of our executive officer compensation program?

The objectives of the Compensation, Nominating and Corporate Governance Committee in determining executive compensation are to: (1) attract and retain key individuals who are important to the continued success of Hyperdynamics, and (2) provide strong financial incentives, at reasonable cost to the stockholders, for senior management to enhance the value of the stockholders’ investment.

What is our executive officer compensation program designed to reward?

Our compensation program is designed to reward individuals for the achievement of our business goals and to foster continuity of management by encouraging key individuals to maintain long-term careers with Hyperdynamics.

What are the elements of our executive officer compensation program and why do we provide each element?

The elements of compensation that the Compensation, Nominating and Corporate Governance Committee uses to accomplish these objectives include: (1) base salaries, (2) bonuses, and (3) long-term incentives in the form of stock and stock options. From time to time, we also provide perquisites to certain executives and health and life insurance to all employees. The elements of compensation that we offer help us to attract and retain our officers. The specific purpose of each element of compensation is outlined below.

Base Salaries

We provide fixed annual base salaries as consideration for each executive’s performance of his or her job duties. Salaries are set based on level of responsibility, skills, knowledge, experience, and contribution to Hyperdynamics’ business.

Bonuses

Annual cash bonuses are typically awarded to our executives as a variable compensation component. Bonuses are based on goals and objectives for each executive. Each executive is given a target bonus percentage. The Chief Executive Officer recommends a bonus amount to the Compensation, Nominating and Corporate Governance Committee.

Our historic policy has been to set such executive’s bonus in a range of 50% to 100% of that executive’s annual base salary with a target of 75% of the executive’s annual base salary. The Compensation, Nominating and Corporate Governance Committee or the Board of Directors at large approves annual bonuses for our executives. Such approval usually occurs during the month of June of the fiscal year that concludes at the end of that month. Our President and Chief Executive Officer, Ray Leonard, has specific performance-related goals and targets usually set by the Compensation, Nominating and Corporate Governance Committee in the month of June (prior to the commencement of the applicable fiscal year). The following June (at the end of the fiscal year) the Compensation, Nominating and Corporate Governance Committee evaluates the Chief Executive Officer’s performance against those goals and targets and recommends a bonus amount to the Board of Directors following that evaluation.

In June 2016, the Board of Directors revised Hyperdynamics’ Bonus Policy to make all annual bonuses completely performance-based upon the achievement of pre-established targets.

Long-term Incentives

We can provide long-term incentives in the form of stock and stock options. Our practice has been to provide stock options as our preferred form of long-term incentives. Long-term incentives are a component of variable compensation because the amount of income ultimately earned is dependent upon and varies with our common stock price over the term of the option. The stock option awards tie a portion of executive compensation to the stock price and, accordingly, our financial and operating results. We do not use a formula to determine stock and stock option awards to executives. Stock option awards are not designed to be tied to yearly results. We view stock option awards as a means to encourage equity ownership by executives and, thus, to generally align the interests of the executives with the stockholders.

Our 2010 Plan authorizes the Compensation, Nominating and Corporate Governance Committee to award stock options, restricted stock, and stock registered under a Form S-8 registration statement to officers and other key employees. The Compensation, Nominating, and Corporate Governance Committee implements this authority by awarding stock options designed to align the interests of all senior executives to those of stockholders. This is accomplished by awarding stock options, which change in value based upon the market price of Hyperdynamics’ common stock, on a systematic basis.

The actual amount of long-term incentives that each of our executives is eligible to receive is established by that executive’s employment agreement.

Our policy has been to make such executive’s long-term incentive award in the form of stock options. The number of shares underlying the stock options is typically set at 25% of the dollar amount of that executive’s annual cash bonus. For example, if an executive’s annual cash bonus was $150,000, a stock option to purchase 37,500 shares of our common stock would be granted. The Compensation, Nominating, and Corporate Governance Committee or Board of Directors usually approves long-term incentive grants during the month of June of the fiscal year that concludes at the end of that month.

We report the estimated fair value of our stock option grants, as determined for accounting purposes in accordance with ASC 718, using either the Black-Scholes option pricing model or a Monte Carlo model, in the Summary Compensation Table and the Grants of Plan-Based Awards Table. The amount reflected for accounting purposes does not reflect whether the executive has or will realize a financial benefit from the awards. Because stock option awards are made at a price equal to or above the market price on the date of grant, stock options have no intrinsic value at the time of grant. We believe the potential appreciation of the option awards over the stock price provide motivation to executives.

Perquisites

Perquisites are determined on a case-by-case basis by the Compensation, Nominating and Corporate Governance Committee.

How do we determine the amount for each element of executive officer compensation?

Our policy is to provide compensation packages that are competitively reasonable and appropriate for our business needs. We consider such factors as: competitive compensation packages as negotiated with our officers; evaluations of the President and Chief Executive Officer and other executive officers; achievement of performance goals and milestones as additional motivation for certain executives; officers’ ability to work in relationships that foster teamwork among our executive officers; officers’ individual skills and expertise, and labor market conditions. We did not engage a third-party compensation consultant during the fiscal years ended June 30, 2015 or 2016.

During the fiscal years ended June 30, 2015, and 2016, total executive compensation consisted of base salary, bonuses and option awards. Generally, the option awards for executives are negotiated in the executive’s contract, with an exercise price based on the market price on the award date. Special option awards are also issued to employees on a case-by-case basis during the year for significant achievement. Because of the simplicity of the compensation package, there is very little interaction between decisions about the individual elements of compensation.

Administration of Executive Compensation

The Compensation, Nominating and Corporate Governance Committee reviews and approves corporate goals and objectives relevant to compensation of the NEOs, evaluates the NEOs’ performance, and sets their compensation. In determining compensation policies and procedures, the Compensation, Nominating and Corporate Governance Committee considers the results of stockholder advisory votes on executive compensation and how the votes have affected executive compensation decisions and policies.

The Compensation, Nominating and Corporate Governance Committee or Board of Directors usually sets annual salaries during the month of December of the fiscal year that ends the following June 30th and usually approves the payment of annual bonuses and the award of long-term incentives during the month of June of the fiscal year that concludes at the end of that month.

Chief Executive Officer Involvement in Compensation Decisions

The Chief Executive Officer makes recommendations to the Compensation, Nominating and Corporate Governance Committee concerning the employment packages of all subordinate officers. Neither the Chief Executive Officer nor any other Company officer or employee attends periodic executive sessions of the Compensation, Nominating and Corporate Governance Committee.

How compensation or amounts realizable from prior compensation are considered?

The amount of past compensation generally does not affect current year considerations because bonuses and long-term incentives are awarded for each individual fiscal year’s job performance. As part of its ongoing review process, the Compensation, Nominating and Corporate Governance Committee regularly evaluates our compensation programs to ensure they meet changing business needs and support alignment with stockholders’ interests.

Tax Considerations

Our compensation plans are designed generally to ensure full tax deductibility of compensation paid under the plans.

This includes compliance with Section 162(m) of the Internal Revenue Code, which limits our tax deduction for an executive’s compensation to $1 million, unless certain conditions are met. For the fiscal year ended June 30, 2016, the full amount of all compensation provided to all executives was tax deductible to the Company.

Timing, Award Date, and Exercise Price for Stock Option Awards

Our policy is to award stock options upon hiring of the employee and on a case-by-case basis throughout the year. Stock option exercise prices are the closing price on the date of grant. We also have made certain awards based on the completion of performance criteria.

Analysis of Variations in Individual NEOs Compensation

Each NEO’s compensation is detailed in the Summary Compensation Table below and discussed further in the accompanying narrative thereto. For those NEOs who have employment agreements, each such agreement is described under the caption “Narrative Disclosure to Summary Compensation Table.”

2017 Compensation Decisions for Our Named Executive Officers

Described below are the details of the processes and procedures for the consideration and determination of executive compensation for fiscal year 2017.

Summary Compensation Table

The following table shows the salaries, bonuses, incentive awards, retirement benefits and other compensation relating to fiscal years ended June 30, 2017 and June 30, 2016 for our PEO and our two most highly compensated executive officers, other than our PEO, pursuant to paragraph (m)(2)(iii) of Item 402 of SEC Regulation S-K. Columns for which there was no compensation have been omitted.

				Stock	Option
				Grants	Awards	All Other
		Salary	Bonus	($)	($)	Compensation	Total
Name & Principal Position	Year	($)	($)	(e)(1)	(f)(1)	($)(2)	($)
Raymond C, Leonard,	2017	350,000	—	151,000	—	—	501,000
President and CEO(2)	2016	400,000	50,000	42,000	—	—	492,000
Jason D. Davis,	2017	19,792	—	7,786	63,040	—	90,618
Interim Chief Financial Officer(5)	2016	—	—	—	—	—	—
Sergey Alekseev(6),	2017	279,170	—	113,250	37,894	—	430,314
Former Chief Financial Officer	2016	—	—	—	—	—	—
David W. Wesson,	2017	—	—	—	—	—	—
Former Chief Financial Officer	2016	268,250	—	—	5,836	—	274,086
Paolo G. Amoruso,	2017	—	—	—	—	—	—
Former Vice President of Legal Affairs	2016	288,000	—	—	6,260	—	294,260

(1)       These amounts reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, for options awarded in the last two fiscal years ended June 30, 2017 and 2016. For a description of the assumptions used for purposes of determining award date fair value, see Note 8 to the financial statements for the fiscal year ended June 30, 2017 included in this Report. Regardless of the value on the grant date, the actual value that may be recognized by the executives will depend on the market value of the Company’s common stock on a date in the future when a stock option is recognized. Includes a $60,000 bonus pursuant to a Retention Bonus Agreement Mr. Amoruso signed on June 30, 2014 with the Company. Mr. Amoruso received half of the Retention Bonus on June 30, 2014, and the second half in January 2015.

(2)       In order to minimize cash compensation payments during the fiscal year, the Company decided to reduce salaries by half for all employees from March 2017 through May 2017. The amount withheld from Mr. Leonard’s salary was $50,000 and will be paid in the future.

(3)       The amounts noted above for Mr. Wesson reflect the compensation for his service as our Vice President, Chief Financial Officer and our Principal Financial and Accounting Officer for the fiscal year ended June 30, 2016. Mr. Wesson continued to provide services to the Company as an independent consultant pursuant to a Consulting Agreement entered into on June 30, 2016, having resigned his employment positions in advance of the expiration of his Employment Agreement. Mr. Wesson entered into a separate engagement agreement with the Company for services as requested from time to time. (See “Certain Relationships and Related Party Transactions”).

(4)       The amounts noted above for Mr. Amoruso reflect the compensation for his service as our Vice President of Commercial and Legal Affairs and Corporate Secretary for the fiscal year ended June 30, 2016. Mr. Amoruso continued to provide services to the Company as an independent consultant through September 30, 2016 pursuant to a consulting agreement entered into on June 30, 2016, having resigned his employment positions in advance of the expiration of his Employment Agreement. The Company engaged Mr. Amoruso through his law firm, Paolo G Amoruso PLLC, beginning on October 1, 2016 to provide services as requested by the Company from time to time. (See “Certain Relationships and Related Party Transactions”).

(5)       Mr. Davis was appointed Interim Chief Financial Officer on June 6, 2017. The total compensation reflects the 24 days in the fiscal year ended June 30, 2017. Mr. Davis’ annual salary is $275,000.

(6)       Mr. Alekseev was appointed Chief Financial Officer on April 19, 2017 and resigned from the position on June 6, 2017. The total compensation reflects compensation earned during the entire fiscal year Mr. Alekseev was employed with the Company. Mr. Alekseev’s annual salary is $300,000. In order to minimize cash compensation payments during the fiscal year, the Company decided to reduce salaries by half for all employees from March 2017 through May 2017. The amount withheld from Mr. Alekseev’s salary was $25,000 and will be paid in the future.

Narrative Disclosure to Summary Compensation Table

Ray Leonard, President and Chief Executive Officer

We entered into a three-year employment agreement with Ray Leonard, our current Chief Executive Officer, President and Director effective as of July 22, 2009, as amended, effective December 11, 2009. On September 10, 2012, effective as of July 23, 2012, we entered into an amended and restated employment agreement with Mr. Leonard. The agreement, as amended and restated, has a one-year term that is automatically extended for successive one-year periods following the end of the initial one-year term, unless otherwise terminated by delivery of written notice by either party prior to May 31 of each period. The agreement provides that Mr. Leonard will serve as our President and Chief Executive Officer. Mr. Leonard’s current base salary is $400,000, which is subject to annual adjustments, at the discretion of the Board of Directors, but in no event shall the Company pay Mr. Leonard a base salary less than that set forth above, or any increased base salary later in effect, without the consent of Mr. Leonard.

In June 2015, the Board of Directors approved the annual base salary for Mr. Leonard for fiscal year 2016 (to be effective July 1, 2015) of $400,000, which represents no increase in Mr. Leonard’s salary in 2015.

Additionally, pursuant to his employment agreement, Mr. Leonard is eligible to receive incentive compensation, as may be adopted and approved by the Compensation, Nominating and Corporate Governance Committee from time to time and is entitled to participate in any incentive compensation plan (“ICP”) applicable to Mr. Leonard’s position, as may be adopted by us from time to time and in accordance with the terms of such plan(s). Mr. Leonard’s cash bonus award opportunity is 100% of his base salary with a minimum of 50% and a maximum of 200% and shall be subject to such other terms, conditions and restrictions as may be established by the Board of Directors or the Compensation, Nominating and Corporate Governance Committee.

Mr. Leonard is also entitled to receive stock options in an amount equal to 50% of the number of dollars of the cash award, as adjusted for the July 1, 2013 reverse stock split.

Annually, Mr. Leonard develops a proposed set of current year performance metrics that are subject to review and approval by the Board of Directors and/or the Compensation, Nominating and Corporate Governance Committee and the achievement of which are evaluated by the Committee in making annual cash bonus payments and long-term incentive awards. Since the inception of Mr. Leonard’s employment, the metrics for his bonus award have been based on annual objectives related to advancing our exploration activities, achieving funding from equity capital raises, participation in the Concession, and/or stock price appreciation. The Compensation, Nominating, and Corporate Governance Committee approved that the bonus would be determined by allocating 50% of the amount to the stock price, 25% to securing funding and addressing our “going concern” status, and 25% to operations, with each component to be reviewed by the Committee.

In June 2017, in order to minimize cash compensation payments, the Board of Directors offered all employees restricted stock as bonuses. As part of the annual review of Mr. Leonard’s performance during the 2017 fiscal year, on June 30, 2017, Mr. Leonard received and we issued him 100,000 shares of our restricted common stock.

In June 2016, in order to minimize cash compensation payments, the Board of Directors offered all employees an election to receive their bonuses through an increased stock component and a lower cash component. As part of the annual review of Mr. Leonard’s performance during the 2016 fiscal year, on June 30, 2016, Mr. Leonard elected to receive and we issued him 100,000 shares of our common stock and $50,000 in lieu of paying Mr. Leonard his incentive bonus amount of $200,000 and 50,000 associated stock option grants.

Finally, Mr. Leonard will receive certain standard benefits, including reimbursement in accordance with our standard policies and procedures of business and business-related business expenses and dues and fees to industry and professional organizations, four weeks of paid vacation each calendar year, and participation by Mr. Leonard and his spouse and dependents in all benefits, plans and programs available to our executive employees.

Jason D. Davis, Interim Chief Financial Officer

On June 6, 2017, we entered into an agreement with Mr. Davis, which provided for a base salary of $275,000.

Mr. Davis also participated in the Company’s ICP, and had an annual cash target award (the “ICP Bonus Award”) opportunity under the ICP of 75% of his base salary with a minimum of 50% and a 100% maximum. In June 2017, in order to minimize cash compensation payments, the Board of Directors offered all employees restricted stock as bonuses. As part of the annual review of Mr. Davis’ performance during the 2017 fiscal year, on June 30, 2017, Mr. Davis received and we issued to him 5,156 shares of our restricted common stock.

Sergey Alekseev, Former Chief Financial Officer

On April 19, 2017, we entered into an agreement with Mr. Alekseev, to provide for a base salary of $300,000.

Mr. Alekseev also participated in the Company’s ICP, and had an annual cash target award (the “ICP Bonus Award”) opportunity under the ICP of 75% of his base salary with a minimum of 50% and a maximum of 100%. In June 2017, in order to minimize cash compensation payments, the Board of Directors offered all employees restricted stock as bonuses. As part of the annual review of Mr. Alekseev’s performance during the 2017 fiscal year, on June 30, 2017, Mr. Alekseev received and we issued him 75,000 shares of our restricted common stock.

David W. Wesson, Former V.P., Principal Financial and Accounting Officer

In setting fiscal year 2016 annual salary for Mr. Wesson in June 2015, the Compensation, Nominating and Corporate Governance Committee and Board of Directors reviewed and evaluated his individual performance, experience level and level of responsibility, among other factors. Based on the recommendation of Mr. Leonard, the Board of Directors decided to increase the salary for Mr. Wesson, reflected in the Summary Compensation Table above.

Mr. Wesson also participated in the Company’s ICP, and had an annual cash target award (the “ICP Bonus Award”) opportunity under the ICP of 75% of his base salary with a minimum of 50% and a maximum of 100%. The performance metrics for the ICP Bonus Award for the Mr. Wesson mirrored the metrics of our Chief Executive Officer as approved by our Compensation, Nominating, and Corporate Governance Committee in May 2015. In addition to the ICP Bonus Award, Mr. Wesson received an annual award of options to purchase shares of our common stock under our equity incentive plan then in effect in an amount equal to 25% of the number of dollars of the cash award.

Upon termination of the initial term of the employment agreement, on June 30, 2016, we entered into a consulting agreement with Mr. Wesson pursuant to the terms of which he will provide services to the Company as an independent consultant (See “Certain Relationships and Related Party Transactions”).

Paolo G. Amoruso, Former Vice President of Legal Affairs and Secretary

In setting the fiscal year 2016 annual salary for Mr. Amoruso in June 2015, the Compensation, Nominating and Corporate Governance Committee and the Board of Directors reviewed and evaluated his individual performance, experience level and level of responsibility, among other factors. Based on the recommendation of Mr. Leonard, the

Board of Directors decided to increase the salary for Mr. Amoruso, as reflected in the Summary Compensation Table above.

Mr. Amoruso also participated in the Company’s ICP, and had an annual cash target award (the “ICP Bonus Award”) opportunity under the ICP of 75% of his base salary with a minimum of 50% and a maximum of 100%. The performance metrics for the ICP Bonus Award for Mr. Amoruso mirrored the metrics of our Chief Executive Officer as approved by our Compensation, Nominating, and Corporate Governance Committee in May 2015. In addition to the ICP Bonus Award, Mr. Amoruso received an annual award of options to purchase shares of our common stock under our equity incentive plan then in effect in an amount equal to 25% of the number of dollars of the cash award.

Upon termination of the initial term of the employment agreement, on June 30, 2016, we entered into a consulting agreement with Mr. Amoruso pursuant to the terms of which he will provide services to the Company as an independent consultant (See “Certain Relationships and Related Party Transactions”).

Potential Payments upon Termination or Change-In-Control

The Employment Agreement with Mr. Leonard may be earlier terminated by us in the event of his death or inability to perform, or for cause, including material breach of his duties involving fraud. Mr. Leonard may terminate the Employment Agreement for good reason, including a material reduction in his reporting responsibilities or a change of more than 75 miles in the location of his principal place of employment. Either we or Mr. Leonard may terminate the employment agreement without cause or without good reason.

If we terminate Mr. Leonard without cause, or if Mr. Leonard terminates for good reason, or upon expiration of the employment term due to our notice to terminate, then Mr. Leonard will be entitled to receive one year’s base salary, his bonus award at the target level for the performance period in effect on the employment termination date, and full vesting of all stock options and restricted stock awards held by him with a 12-month period to exercise (or the expiration of the award term, if that occurs sooner).

Retirement Plans, Perquisites and Other Personal Benefits

During the fiscal year ended June 30, 2016, no executive officer received any perquisites.

Plan-Based Awards

The following table lists awards of plan-based stock options for the 2017 fiscal year for our PEO and our two most highly compensated executive officers other than our principal executive officer.

AWARDS OF PLAN-BASED STOCK OPTIONS IN FISCAL YEAR—2017

All Other
Option
						Awards:	Exercise or	Award Date
						Number of	Base Price	Fair Value
						Securities	of Option	of
						Underlying	Awards	Stock &
	Action	Award	Threshold	Target	Maximum	Options	($/Share)	Options
Name	Date	Date	($)	($)	($)	(#)	($)	($)
Raymond C. Leonard	—	—	—	—	—	—	—	—
Jason Davis	6/6/2017	6/6/2017				40,000	1.64	63,040
Sergey Alekseev	7/7/2016	7/7/2016	—	—	—	20,000	0.41	3,394
	4/19/2017	4/19/2017				30,000	1.70	34,530

The following table lists all equity awards outstanding on the last day of the fiscal year ended June 30, 2017 to each of the executives named in the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards
						Market
						Value of
					No. of	Shares or
	No. of	No. of			Shares or	Units of
	Securities	Securities			Units of	Stock
	Underlying	Underlying			Stock	That
	Unexercised	Unexercised	Option		That Have	Have
	Options	Options	Exercise	Option	Not	Not
	Exercisable	Unexercisable	Price	Expiration	Vested	Vested
Name	(#)	(#)	($/Share)	Date	(#)	($)
Raymond C. Leonard	18,750	—	3.60	6/25/2018	—	—
Raymond C. Leonard	50,000	—	3.25	6/30/2019	—	—
Raymond C. Leonard	34,522	—	0.90	6/30/2020	—	—
Jason Davis	—	40,000	1.64	6/6/2022	40,000	60,400
Sergey Alekseev	30,000	—	1.70	4/19/2022	—	—

Director Compensation for Fiscal Year Ended June 30, 2017

The following table sets forth compensation amounts for our Directors for the fiscal year ended June 30, 2017.

	Fees
	Earned or	Stock	Option	All Other
	Paid in Cash	Grants	Awards	Compensation	Total
Name	($)	($)	($)	($)	($)
Raymond C. Leonard(1)	—	—	—	—	—
William O. Strange(2)	61,250	—	72,850	—	125,350
Patricia Moller(2)	47,250	—	122,065	—	162,565
Fred S. Zeidman(2)	57,750	—	72,850	—	122,350
Ian Norbury(2)	64,250	—	72,850	—	128,350
Gary D. Elliston(2)	49,000	—	72,850	—	114,850

(1)       We do not provide additional compensation to employees who also serve as directors for their service on the Board of Directors. All compensation paid to Mr. Leonard is reflected above separately in the Summary Compensation Table.

(2)       During the fiscal year ended June 30, 2017, each of Directors Norbury, Strange, Zeidman, Moller and Elliston received five-year options to purchase 50,000 shares of common stock, with 50% vesting on December 30, 2017 and 50% vesting on June 30, 2018. In addition, Ms. Moller received five-year options to purchase 50,000 shares of common stock, with 50% vesting on March 22, 2017 and 50% vesting on September 22, 2018

Director Compensation Arrangements

The current compensation program for our Independent Directors consists of the following:

•              Cash compensation consisting of quarterly payments, as applicable, of: (i) $11,000 for services as a director, (ii) $5,000 for service as the Chairman of the Board or Chair of the Audit Committee, (iii) $2,500 for service as a member of the Audit Committee or Chair of the Government Relations Committee, (iv) $1,500 for service as a member of the Compensation, Nominating, and Corporate Governance Committee or Government Relations Committee, and (v) $3,000 for service as the Chair of the Compensation, Nominating, and Corporate Governance Committee.

•              An annual award, pursuant to our 2010 Equity Incentive Plan, of options to purchase shares of our common stock. The options are to be awarded on or about July 1st of each year, have an exercise price equal to the then current closing price of our common stock, vest 50% six months from the award date and vest the remaining 50% on the first anniversary of the award date. The options have a five-year term.

Director Stock Option Awards

The Board of Directors awarded stock options to our directors on June 30, 2017, as reflected in the table below. The awards were made pursuant to our 2010 Equity Incentive Plan. The options have an exercise price of $1.51 per share, which was the closing price of our common stock on June 30, 2017, have a term of five years from the date of award, and vest 50% on December 30, 2017 and 50% on June 30, 2018. The following table sets forth the number of shares of our common stock underlying the options awarded to each of our Independent Directors during the fiscal year 2017:

Shares of Common
Stock Underlying
Options Awarded for
Fiscal Year Ended
Name of Director	June 30, 2017
Patricia Moller	100,000
Ian Norbury	50,000
William O. Strange	50,000
Fred S. Zeidman	50,000
Gary D. Elliston	50,000

Equity Capitalization.

As of November 15, 2017 the authorized capital stock of the Company consists of (x) 87,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), of which as of the date hereof, 35,572,445 shares are issued and outstanding, 1,110,165 shares are reserved for issuance pursuant to the Company’s equity incentive plan of which options to purchase 1,110,165 shares of Common Stock are outstanding and 4,771,900 shares are reserved for issuance pursuant to securities exercisable or exchangeable for, or convertible into, shares of Common Stock, and (y) 20,000,000 shares of preferred stock, $0.001 par value per share, of which as of the date hereof, 595  shares of Series A convertible preferred stock are issued and outstanding.  All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. The Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Certain Relationships and Related Party Transactions

Paolo G. Amoruso and David W. Wesson continued, after year end, to provide services to the Company as independent consultants pursuant to Consulting Agreements entered into on June 30, 2016, extending through September 30, 2016. Under the Consulting Agreements, Mr. Amoruso received a consulting fee of $30,000 per month and Mr. Wesson received a consulting fee of $25,000 per month. After September 30, 2016, Mr. Wesson continued to provide services as a contractor, respectively, to the Company on an hourly basis pursuant to engagement agreements depending on the needs of the Company. Mr. Amoruso, through his law firm, entered into an engagement agreement with the Company on October 1, 2016 to provide outside counsel services depending on the needs of the Company.

On June 30, 2016, the Company also entered into Transition Agreements with Messrs. Amoruso and Wesson. Mr. Amoruso and Mr. Wesson agreed in the Transition Agreements that they are not entitled to any payments under their former employment agreements.

Pursuant to his Transition Agreement, Mr. Amoruso received payments of $150,000 on July 15, 2016, $50,000 on August 15, 2016, and $300,000 on September 15, 2016; provided, if the Company and Mr. Amoruso entered into a new employment agreement as Vice President, General Counsel and Corporate Secretary prior to September 15, 2016, Mr. Amoruso would not be entitled to the September 15, 2016 payment of $300,000. Mr. Amoruso and the Company did not enter into a new employment agreement. In addition, Mr. Amoruso received an award of non-

qualified stock options to acquire 36,875 shares of the Company’s common stock with an exercise price equal to the closing price on June 30, 2016.

Pursuant to his Transition Agreement, Mr. Wesson received payments of $150,000 on July 15, 2016, August 15, 2016, and September 15, 2016. In addition, Mr. Wesson received an award of non-qualified stock options to acquire 34,375 shares of the Company’s common stock with an exercise price equal to the closing price on June 30, 2016.

In March 2017, Ray Leonard, our President and Chief Executive Officer and a director, purchased 50 Units in our Series A Offering, described above under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities” above, for a purchase price of $50,000.

In June 2017:

•                  Gary D. Elliston, our director, purchased 34,247 Units in our Common Unit Offering, described above under “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Financing Activities” above, for a purchase price of $50,000.

•                  Ray Leonard purchased 68,494 Units in our Common Unit Offering, for a purchase price of $100,000.

•                  William O. Strange, our director, purchased 34,247 Units in our Common Unit Offering, for a purchase price of $50,000.

•                  Jason D. Davis, our Interim Chief Financial Officer and Secretary, purchased 34,247 Units in our Common Unit Offering, for a purchase price of $50,000.

•                  Pacific Drilling Operations Limited, the parent of Pacific Scirocco, and a beneficial owner of more than 5% of our outstanding shares of common stock, purchased 2,739,727 Units in the Common Unit Offering for a purchase price of $4,000,000.

•                  Pacific Drilling Operations also received 567,859 shares of common stock in connection with the amendment to our Offshore Drilling Contract as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” above.

In July 2017:

•                  Ray Leonard purchased 51,370 Units in our Common Unit Offering, for a purchase price of $75,000.

•                  Jason D. Davis purchased 34,248 Units in our Common Unit Offering, for a purchase price of $50,001.24.

In August 2017:

•                  Ray Leonard purchased 34,247 Units in our Common Unit Offering, for a purchase price of $50,000.62.

•                  Pacific Drilling Operations purchased 1,369,864 Units in our Common Unit Offering for a purchase price of $2,000,001.44.

Corporate Governance Guidelines

We have adopted a set of Corporate Governance Guidelines that provide the framework for the governance of the Company and reflect the Board of Directors’ belief that sound corporate governance policies and practices provide an essential foundation for the Board in fulfilling its oversight responsibilities. Our Corporate Governance Guidelines are available at the Company’s website at www.hyperdynamics.com.

On October 20, 2017, the Company entered into a Consulting Agreement with Markos Armanious.  Under the terms of this Consulting Agreement, Mr. Armanious will provide general consulting services in order to assist the Company in finding a suitable party to continue its oil and gas ventures.  In turn, the Company will pay Mr. Armanious a 2% fee from net proceeds following a Closing of a transaction with a party introduced to the Company by Mr. Armanious.  Subject to Closing and 10 days from the date this statement is filed with the Securities and Exchange Commission and mailed to stockholders of record, Mr. Armanious is expected to become a Director of the Company.

Legal Proceedings

The Company is not aware of any legal proceedings in which any Proposed Director, or any affiliate of any any Proposed Director is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, and written representations from certain reporting persons, we believe that during fiscal year ended June 30, 2017, all such persons filed on a timely basis all reports required by Section 16(a) of the Exchange Act, except as follows:

		Number of transactions	Failure to File
Name	Number of Late Reports	not Reported on a Timely Basis	a Required Form
Raymond C. Leonard	2	2	None
Ian Norbury	None	None	None
Patricia Moller	None	None	None
William O. Strange	None	None	None
Fred S. Zeidman	None	None	None
Gary D. Elliston	None	None	None
Jason D. Davis	3	3	None
Sergey Alekseev	3	3	3
Pacific Drilling Operations Limited	None	None	None

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information as of November 14, 2017 (the “Determination Date”) with respect to the beneficial ownership of shares of common stock by (1) each person known to us that owns beneficially more than 5% of the outstanding shares of common stock, (2) each of our directors, (3) each of our executive officers, and (4) all of our executive officers and directors as a group. As of the Determination Date, we had 35,572,445 shares of common stock outstanding. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or group and the percentage ownership of that person or group, shares of our common stock subject to options currently exercisable or exercisable within 60 days after the Determination Date are deemed outstanding, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The address of each director and officer named in the below table is c/o Hyperdynamics Corporation, 12012 Wickchester Lane, Suite 475 Houston, TX 77079.

	Number of Shares		Percent
Name of Beneficial	of Common Stock		of
Owner	Beneficially Owned		Class
BlackRock, Inc.(1)	1,844,576	(1)	5.2%
Pacific Drilling Operations Limited(2)	7,759,644	(2)	20%

Directors and Executive Officers:
Raymond C. Leonard	807,301	(3)	2.3%
Ian Norbury	98,000	(4)	*
Patricia N. Moller	65,000	(5)	*
William O. Strange	157,808	(6)	*
Fred S. Zeidman	95,875	(7)	*
Gary D. Elliston	445,808	(8)	1.3%
Jason D. Davis	125,023	(9)
Directors and Executive Officers as a group (6 persons)	1,794,815		4.9%

(1)         This amount is based on ownership reported by BlackRock, Inc., as of December 31, 2016, in a Schedule 13G filed with the SEC. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(2)         Consists of 4,677,450 shares of Common Stock and warrants to purchase 3,082,194 shares of Common Stock. The address of Pacific Drilling Operations Limited is 11700 Katy Freeway, Suite 175, Houston, TX 77079.

(3)         This amount includes: (a) 577,294 shares of Common Stock; (b) options to purchase 103,272 shares of Common Stock and (c) a warrant to purchase 126,735 shares of Common Stock.

(4)         This amount includes: 3,000 shares of Common Stock and options to purchase 95,000 shares of Common Stock.

(5)         This amount includes: no shares of Common Stock and options to purchase 65,000 shares of Common Stock.

(6)         This amount includes: 38,372 shares of Common Stock, warrants to purchase 25,686 shares of Common Stock and options to purchase 93,750 shares of Common Stock.

(7)         This amount includes: 1,375 shares of Common Stock and options to purchase 94,500 shares of Common Stock.

(8)         This amount includes: 390,122 shares of Common stock (all pledged as security), warrants to purchase 25,686 shares of Common stock and options to purchase 30,000 shares of Common Stock.

(9)         This amount includes: 73,655 shares of Common Stock and warrants to purchase 51,372 shares of Common Stock.

Other than the transaction contemplated by the Agreement with Buyer, there are no other existing arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

WHERE YOU CAN FIND MORE INFORMATION

We are required to comply with the reporting requirements of the Securities Exchange Act.  For further information about us, you may refer to our Annual Report and our Quarterly Report.  You can review these filings at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, DC 20549.  These filings are also available electronically on the SEC’s web site at http://www.sec.gov.

No vote or other action is being requested of our company’s stockholders.  This Information Statement is provided for information purposes only.

HYPERDYNAMICS CORPORATION

A Delaware corporation

	By:	/s/ Ray Leonard
Ray Leonard, Chief Executive Officer

November 28, 2017